


05007118

# GRUPO MODELO, S.A. DE C.V.

April 6, 2005.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman



Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Financial Information

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE TRANSLATION FOR INFORMATION PURPOSES ONLY

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **4** Year: **2004**

**GRUPO MODELO, S.A. DE C.V.**


RECEIVED
2005 APR -8 A 9

**CONSOLIDATED FINANCIAL STATEMENT**

AT DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **73,465,695** | **100** | **67,379,487** | **100** |
| 2 | **CURRENT ASSETS** | **25,183,390** | **34** | **21,428,477** | **32** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 15,849,517 | 22 | 12,748,925 | 19 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 1,351,735 | 2 | 1,270,611 | 2 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 577,620 | 1 | 354,389 | 1 |
| 6 | INVENTORIES | 5,514,120 | 8 | 5,068,727 | 8 |
| 7 | OTHER CURRENT ASSETS | 1,890,398 | 3 | 1,985,825 | 3 |
| 8 | **LONG-TERM** | **3,766,532** | **5** | **3,877,185** | **6** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 1,057,522 | 1 | 965,389 | 1 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED | 2,595,433 | 4 | 2,779,227 | 4 |
| 11 | OTHER INVESTMENTS | 113,577 | 0 | 132,569 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **42,791,963** | **58** | **40,356,929** | **60** |
| 13 | PROPERTY | 19,618,172 | 27 | 18,337,827 | 27 |
| 14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 29,285,624 | 40 | 26,675,570 | 40 |
| 15 | OTHER EQUIPMENT | 7,925,542 | 11 | 8,286,733 | 12 |
| 16 | ACCUMULATED DEPRECIATION | 19,724,128 | 27 | 18,890,612 | 28 |
| 17 | CONSTRUCTION IN PROGRESS | 5,686,753 | 8 | 5,947,411 | 9 |
| 18 | **DEFERRED ASSETS (NET)** | **375,197** | **1** | **468,815** | **1** |
| 19 | **OTHER ASSETS** | **1,348,613** | **2** | **1,248,081** | **2** |
| 20 | **TOTAL LIABILITIES** | **12,653,583** | **100** | **12,425,036** | **100** |
| 21 | **CURRENT LIABILITIES** | **4,258,737** | **34** | **4,522,689** | **36** |
| 22 | SUPPLIERS | 1,303,690 | 10 | 993,305 | 8 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 1,218,918 | 10 | 2,216,566 | 18 |
| 26 | OTHER CURRENT LIABILITIES | 1,736,129 | 14 | 1,312,818 | 11 |
| 27 | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **8,394,846** | **66** | **7,902,347** | **64** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **60,812,112** | **100** | **54,954,451** | **100** |
| 34 | **MINORITY INTEREST** | **14,086,320** | **23** | **13,180,941** | **24** |
| 35 | **MAJORITY INTEREST** | **46,725,792** | **77** | **41,773,510** | **76** |
| 36 | **CONTRIBUTED CAPITAL** | **15,657,637** | **26** | **15,657,637** | **28** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 2,839,652 | 5 | 2,839,652 | 5 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 11,840,332 | 19 | 11,840,332 | 22 |
| 39 | PREMIUM ON SALES OF SHARES | 943,363 | 2 | 943,363 | 2 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 34,290 | 0 | 34,290 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **31,068,155** | **51** | **26,115,873** | **48** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 24,940,754 | 41 | 21,125,698 | 38 |
| 43 | REPURCHASE FUND OF SHARES | 617,520 | 1 | 617,520 | 1 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (673,027) | (1) | (694,201) | (1) |
| 45 | NET INCOME FOR THE YEAR | 6,182,908 | 10 | 5,066,856 | 9 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2004**

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **15,849,517** | 100 | **12,748,925** | 100 |
| 46 | CASH | 665,463 | 4 | 808,722 | 6 |
| 47 | SHORT-TERM INVESTMENTS | 15,184,054 | 96 | 11,940,203 | 94 |
| **18** | **DEFERRED ASSETS (NET)** | **375,197** | 100 | **468,815** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 166,602 | 44 | 180,794 | 39 |
| 49 | GOODWILL | 208,595 | 56 | 288,021 | 61 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **4,258,737** | 100 | **4,522,689** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 413,586 | 10 | 281,583 | 6 |
| 53 | MEXICAN PESOS LIABILITIES | 3,845,151 | 90 | 4,241,106 | 94 |
| **24** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | | 0 | | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | | 0 | | 0 |
| 56 | CURRENT MATURITIES OF BONDS | | 0 | | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **1,736,129** | 100 | **1,312,818** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,736,129 | 100 | 1,312,818 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **0** | 100 | **0** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | | 0 |
| **29** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | | 0 | | 0 |
| 62 | MEDIUM TERM NOTES | | 0 | | 0 |
| **30** | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | | 0 | | 0 |
| 64 | OTHER LOANS WITHOUT COST | | 0 | | 0 |
| **31** | **DEFERRED LOANS** | **8,394,846** | 100 | **7,902,347** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 7,763,984 | 92 | 7,013,199 | 89 |
| 67 | OTHERS | 630,862 | 8 | 889,148 | 11 |
| **32** | **OTHER LIABILITIES** | **0** | 100 | **0** | 100 |
| 68 | RESERVES | | 0 | | 0 |
| 69 | OTHERS LIABILITIES | | 0 | | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(673,027)** | 100 | **(694,201)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 4,300,486 | 639 | 4,300,486 | 619 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (4,973,513) | (739) | (4,994,687) | (719) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 20,924,653 | 16,905,788 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 3,852,421 | 3,458,320 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 22,416 | 23,785 |
| 76 | WORKERS (*) | 22,175 | 23,808 |
| 77 | CIRCULATION SHARES (*) | 3,251,759,632 | 3,251,759,632 |
| 78 | REPURCHASED SHARES (*) | 0 | 0 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **44,813,803** | 100 | **42,554,421** | 100 |
| 2 | COST OF SALES | 19,572,819 | 44 | 18,826,901 | 44 |
| 3 | **GROSS INCOME** | **25,240,984** | 56 | **23,727,520** | 56 |
| 4 | OPERATING EXPENSES | 12,091,391 | 27 | 12,297,299 | 29 |
| 5 | **OPERATING INCOME** | **13,149,593** | 29 | **11,430,221** | 27 |
| 6 | TOTAL FINANCING COST | (192,546) | 0 | (325,356) | (1) |
| 7 | **INCOME AFTER FINANCING COST** | **13,342,139** | 30 | **11,755,577** | 28 |
| 8 | OTHER FINANCIAL OPERATIONS | (192,891) | 0 | (422,863) | (1) |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **13,535,030** | 30 | **12,178,440** | 29 |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 5,428,580 | 12 | 5,514,730 | 13 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **8,106,450** | 18 | **6,663,710** | 16 |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION** | **8,106,450** | 18 | **6,663,710** | 16 |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **8,106,450** | 18 | **6,663,710** | 16 |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **8,106,450** | 18 | **6,663,710** | 16 |
| 19 | NET INCOME OF MINORITY INTEREST | 1,923,542 | 4 | 1,596,854 | 4 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **6,182,908** | 14 | **5,066,856** | 12 |

MEXICAN STOCK EXCHANGE

SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **44,813,803** | 100 | **42,554,421** | 100 |
| 21 | DOMESTIC | 32,101,713 | 72 | 31,190,776 | 73 |
| 22 | FOREIGN | 12,712,090 | 28 | 11,363,645 | 27 |
| 23 | TRANSLATED INTO DOLLARS (***) | 1,094,162 | 2 | 981,456 | 2 |
| 6 | **TOTAL FINANCING COST** | **(192,546)** | 100 | **(325,356)** | 100 |
| 24 | INTEREST PAID | 132 | 0 | 45 | 0 |
| 25 | EXCHANGE LOSSES | 118,562 | 62 | 140,007 | 43 |
| 26 | INTEREST EARNED | 961,078 | 499 | 708,845 | 218 |
| 27 | EXCHANGE PROFITS | 115,628 | 60 | 231,708 | 71 |
| 28 | GAIN DUE TO MONETARY POSITION | 765,466 | 398 | 475,145 | 146 |
| 8 | **OTHER FINANCIAL OPERATIONS** | **(192,891)** | 100 | **(422,863)** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | (192,891) | (100) | (422,863) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **5,428,580** | 100 | **5,514,730** | 100 |
| 32 | INCOME TAX | 4,369,381 | 80 | 4,369,832 | 79 |
| 33 | DEFERED INCOME TAX | (434,567) | (8) | 107,519 | 2 |
| 34 | WORKERS' PROFIT SHARING | 1,202,390 | 22 | 1,037,379 | 19 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 291,376 | 5 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**

OTHER CONCEPTS

(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 48,930,052 | 45,929,147 |
| 37 | NET INCOME OF THE YEAR | 5,015,362 | 5,428,264 |
| 38 | NET SALES (**) | 44,813,803 | 42,554,421 |
| 39 | OPERATION INCOME (**) | 13,149,593 | 11,430,221 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 6,182,908 | 5,066,856 |
| 41 | NET CONSOLIDATED INCOME (**) | 8,106,450 | 6,663,710 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

**CONSOLIDATED EARNING STATEMENT**
**FROM OCTOBER THE 1ST TO DECEMBER 31 OF 2004 AND 2003**
(Thousands of Pesos)

CONSOLIDATED
**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **10,994,036** | **100** | **10,924,960** | **100** |
| 2 | COST OF SALES | 4,702,250 | 43 | 4,819,142 | 44 |
| **3** | **GROSS INCOME** | **6,291,786** | **57** | **6,105,818** | **56** |
| 4 | OPERATING EXPENSES | 3,162,217 | 29 | 3,390,299 | 31 |
| **5** | **OPERATING INCOME** | **3,129,569** | **28** | **2,715,519** | **25** |
| 6 | TOTAL FINANCING COST | -4,765 | 0 | 21,105 | 0 |
| **7** | **INCOME AFTER FINANCING COST** | **3,134,334** | **29** | **2,694,414** | **25** |
| 8 | OTHER FIANCIAL OPERATIONS | 247,071 | 2 | -88,330 | -1 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **2,887,263** | **26** | **2,782,744** | **25** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 684,228 | 6 | 1,237,039 | 11 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **2,203,035** | **20** | **1,545,705** | **14** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **2,203,035** | **20** | **1,545,705** | **14** |
| 14 | INCOME OF DISCONTINOUS OPERATION | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **2,203,035** | **20** | **1,545,705** | **14** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET COSOLIDATED INCOME** | **2,203,035** | **20** | **1,545,705** | **14** |
| 19 | NET INCOME OF MINORITY INTEREST | 522,927 | 5 | 374,385 | 3 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,680,108** | **15** | **1,171,320** | **11** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED EARNING STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

**CONSOLIDATED**
**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **10,994,036** | **100** | **10,924,960** | **100** |
| 21 | DOMESTIC | 8,343,460 | 76 | 8,097,873 | 74 |
| 22 | FOREIGN | 2,650,576 | 24 | 2,827,087 | 26 |
| 23 | TRANSLATED INTO DOLLARS (***) | 231,323 | 2 | 237,044 | 2 |
| **6** | **TOTAL FINANCING COST** | **-4,765** | **100** | **21,105** | **100** |
| 24 | INTREST PAID | 64 | 1 | 9 | 0 |
| 25 | EXCHANGE LOSSES | 31,322 | 657 | 33,859 | 160 |
| 26 | INTEREST EARNED | 319,992 | 6,715 | 164,457 | 779 |
| 27 | EXCHANGE PROFITS | 27,333 | 574 | 70,004 | 332 |
| 28 | GAIN DUE TO MONETARY POSITION | 311,174 | 6,530 | 221,698 | 1,050 |
| 42 | LOSS ON UDI'S ACTUALIZATION | 0 | 0 | 0 | 0 |
| 43 | PROFIT ON UDI'S ACTUALIZATION | 0 | 0 | 0 | 0 |
| **8** | **OTHER FIANCIAL OPERATIONS** | **247,071** | **100** | **-88,330** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 247,071 | 100 | -88,330 | -100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **684,228** | **100** | **1,237,039** | **100** |
| 32 | INCOME TAX | 442,745 | 65 | 977,663 | 79 |
| 33 | DEFERED INCOME TAX | -275,114 | -40 | 32,158 | 3 |
| 34 | WORKERS' PROFIT SHARING | 225,221 | 33 | 227,218 | 18 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 291,376 | 43 | 0 | 0 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: **2004**
**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **8,106,450** | **6,663,710** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 2,969,421 | 1,916,479 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **11,075,871** | **8,580,189** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (928,445) | (739,290) |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **10,147,426** | **7,840,899** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 1,434,196 | (246,821) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (3,831,259) | (2,581,112) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(2,397,063)** | **(2,827,933)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(4,662,387)** | **(3,444,122)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 3,087,976 | 1,568,844 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 12,761,541 | 11,180,081 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 15,849,517 | 12,748,925 |


TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

**CONSOLIDATED FINANCIAL STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
(Thousands of Pesos)

CONSOLIDATED
**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **2,969,421** | **1,916,479** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 2,114,721 | 2,051,299 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 82,279 | (269,262) |
| 40 | + (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH | 772,421 | 134,442 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(928,445)** | **(739,290)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (380,304) | (424,061) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (351,107) | 131,286 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 96,020 | (474,736) |
| 21 | + (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT | 297,947 | (46,188) |
| 22 | + (-) DECREASE (INCREASE) IN OTHER LIABILITIES | (591,001) | 74,409 |
| 6 | **CASH FLOW FROM EXERNAL FINANCING** | **1,434,196** | **(246,821)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 1,434,196 | (246,821) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(3,831,259)** | **(2,581,112)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | 0 | 0 |
| 31 | (-) DIVIDENDS PAID | (3,831,259) | (2,581,112) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(4,662,387)** | **(3,444,122)** |
| 34 | + (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (152,777) | (1,742) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (3,808,151) | (2,115,467) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (492,511) | (975,865) |
| 37 | + SALE OF OTHER PERMNENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (208,948) | (351,048) |

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

**STOCK EXCHANGE CODE** **GMODELO** **QUARTER 4** **YEAR 2004**
**GRUPO MODELO, S.A. DE C.V.**

## RATIOS
## CONSOLIDATED

**CONSOLIDATED**
**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PRESENT FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 18.09% | | 15.66% | |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 13.23% | | 12.13% | |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 11.03% | | 9.89% | |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 56.56% | | 35.58% | |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | -9.44 % | | -7.13 % | |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.61 | times | 0.63 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.05 | times | 1.05 | times |
| 8 | INVENTORIES ROTATION (**) | 3.55 | times | 3.71 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 9 | days | 9 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00% | | 0.00% | |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 17.22% | | 18.44% | |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.21 | times | 0.23 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 3.27% | | 2.27% | times |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00% | | 0.00% | |
| 15 | OPERATING INCOME TO INTEREST PAID | 99,618.13 | times | 254,004.91 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 3.54 | times | 3.42 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURREENT ASSETS TO CURRENT LIABILITIES | 5.91 | times | 4.74 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 4.62 | times | 3.62 | times |
| 19 | CURRENT ASSETS TO TOTAL LIABILITIES | 1.99 | times | 1.72 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 372.16% | | 281.89% | |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 24.72% | | 20.16% | |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | -2.07% | | -1.74 % | |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 76,874.44 | times | 174,242.20 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | -59.83% | | 8.73% | |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING | 159.83% | | 91.27% | |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 81.68% | | 61.42% | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 4 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PRESENT FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 1.90 | $ 1.56 |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | $ 0.00 |
| 3 | DILUITED PROFIT PER ORDINARY SHARE (**) | $ 1.90 | $ 1.56 |
| 4 | CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**) | $ 2.49 | $ 2.05 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 14.37 | $ 12.85 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.88 | $ 0.58 |
| 10 | DIVIDEND IN SHARES PER SHARE | 0 shares | .00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 2.13 times | 2.21 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**) | 16.12 times | 18.26 times |
| 13 | MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**) | .00 times | 0.00 times |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTH

**FINANCIAL STATEMENTS NOTES (1)**

**CONSOLIDATED**
**Final Printing**

THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMUNICATION DATED DECEMBER 27, 1999, IS COMPLIED WITH.

TO ACCURATELY COMPARE THE 2004 BALANCE SHEET VERSUS 2003, THE FIGURES AS OF 2003 HAVE BEEN RESTRUCTURATED IN THE FOLLOWING REFERENCES:

-S-9 "ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)", WAS INCREASED IN $813,328, DECREASING SUCH AMOUNT FROM THE PAYMENTS IN ADVANCE INCLUDED IN THE REF. S-7.

-S-12 "PROPERTY, PLANT AND EQUIPMENT" WAS INCREASED IN $239,419, REDUCING SUCH AMOUNT FROM REF. S-48 "THE AMORTIZED OR REDEEMED EXPENSES".

THE EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS' EQUITY OF THE MAJORITY INTEREST WAS INCLUDED IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S-42 FOR AN AMOUNT OF PS. $4,905,614, THIS BASED ON THE PROVISION OF BULLETIN D-4, INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

DURING THE FOURTH QUARTER, AS A RESULT OF THE GROUP´S RESTRUCTURE, EXPENDITURES OF $121,836 WERE RECLASSIFIED AS FOLLOWS:

| REFERENCE | | ACCUMULATED AMMOUNT AS OF THE THIRD QUARTER |
|---|---|---|
| FROM: | TO: | |
| R-2 COST OF SALES | R-29 OTHER NET EXPENSES | $ 20,893 |
| R-4 OPERATING EXPENSES | R-29 OTHER NET EXPENSES | $ 100,943 |

REFERENCE R-37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C-26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C-7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS TO INCLUDE THOSE CONCEPTS.

REFERENCE C-31 COLUMN INCLUDES THE PAYMENT OF DIVIDENS IN THE FOLLOWING MANNER:

| | | 2004 | 2003 |
|---|---|---|---|
| MAJORITY SHAREHOLDERS | PS. | 2,866,051 | 1,896,527 |
| MINORITY SHAREHOLDERS | | 965,208 | 684,585 |
| TOTAL (FERENCE C-31) | | 3,831,259 | 2,581,112 |

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAER: 2004

DIRECTOR REPORT (1)
ANNEX 1

CONSOLIDATED
**Final Printing**

MEXICO CITY, FEBRUARY 24TH, 2005. NET SALES DURING 2004 POSTED AN INCREASE OF 5.3%. THIS RESULT IS MAINLY DUE TO THE INCREASES OF 1.6% AND 11.9% IN THE DOMESTIC AND EXPORTS SALES, RESPECTIVELY. DURING 2004 TOTAL BEER VOLUME GREW 2.1% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, REACHING 42.8 MILLION HECTOLITER. DOMESTIC SALES INCREASED 1.6% WHILE EXPORTS WERE UP 3.5%.

BEER VOLUME SOLD IN THE EXPORT MARKET REPRESENTS 28.6% OF TOTAL SALES. THE US IS THE MAIN EXPORT MARKET AND GRUPO MODELO'S BRAND PORTFOLIO HAS A MARKET SHARE OF 34.9% IN THE IMPORT SEGMENT. CORONA EXTRA'S PERFORMANCE STANDS OUT AS ITS GROWTH WAS IN LINE WITH THE ONE ACHIEVED BY THE TOP 10 BEST SELLING IMPORT BRANDS IN THAT MARKET. MOREOVER, MODELO ESPECIAL IS NOW THE SIXTH BRAND IN THE SEGMENT, BEING THE ONLY BRAND WHICH GREW AT A DOUBLE DIGIT PACE AMONG THE TOP 10 MOST IMPORTANT. OUR VOLUME IN CANADA GREW 11.4%, CONFIRMING OUR LEADERSHIP IN THE IMPORT CATEGORY. IN EUROPE, GRUPO MODELO IS THE LEADER IN THE SEGMENT OF NON EUROPEAN BOTTLED BEER, ACHIEVING A DOUBLE DIGIT GROWTH RATE DURING THE YEAR.

THE OPERATING PROFIT RECORDED A 15.0% GROWTH COMPARED TO THE SAME PERIOD OF 2003, AMOUNTING 13,150 MILLION PESOS. CONSEQUENTLY, THE OPERATING MARGIN REACHED A HISTORICAL RECORD LEVEL AT 29.3%, EXPANDING 240 BASIS POINTS VERSUS LAST YEAR. IN 2004, THE EBITDA (OPERATING PROFIT + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) WAS 14,921 MILLION PESOS, FIGURE 13.7% HIGHER THAN 2003. NET MAJORITY INCOME WAS 22.0% HIGHER THAN THE PREVIOUS YEAR, DRIVING THE IMPROVEMENT OF 190 BASIS POINTS IN THE NET MARGIN THAT REACHED 13.8%. ON ACCUMULATED BASIS, GRUPO MODELO'S EARNINGS PER SHARE STOOD AT 1.90 PESOS, FIGURE THAT COMPARES POSITIVELY WITH 1.56 PESOS OBTAINED IN 2003.

AS OF YEAR END, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED 21.6% OF TOTAL ASSETS. FURTHERMORE, TOTAL ASSETS EXPERIENCED A 9.0% GROWTH IN THE LAST TWELVE MONTHS. ON THE OTHER HAND, THE COMPANY'S SOLID FINANCIAL POSITION HAS BEEN MAINTAINED THROUGH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 4,259 MILLION PESOS. STOCKHOLDERS' EQUITY AMOUNTED TO 46,726 MILLION PESOS, REPRESENTING AN 11.9% INCREASE VERSUS 2003.

AS OF DECEMBER 2004, GRUPO MODELO INVESTED 4,301 MILLION PESOS WITH ITS OWN RESOURCES IN EXPANSION AND MODERNIZATION PROJECTS THROUGHOUT THE ORGANIZATION, 24.2% WAS ALLOCATED IN THE TUXTEPEC BREWERY, 51.3% IN BREWERIES AND OTHER FACILITIES AND 24.5% IN SALES. GRUPO MODELO'S CAPACITY UTILIZATION IN 2004 AVERAGED 82.4%. ON THE OTHER HAND, DURING THE YEAR, THE PLACES IN WHICH THE EQUIPMENT RELATED TO THE EXPANSION OF COMPAÑÍA CERVECERA DEL TRÓPICO WILL BE INSTALLED HAVE BEEN PREPARED. WE EXPECT TO CONCLUDE THE EXPANSION BY THE END OF NEXT YEAR. THEREFORE, THE CURRENT INSTALLED CAPACITY OF COMPAÑÍA CERVECERA DEL TRÓPICO IS EIGHT MILLION HECTOLITERS.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF DECEMBER 31ST, 2004 AND 2003

| MARKET | 2004 | % | 2003 | % | VAR (%) |
|---|---|---|---|---|---|
| DOMEXTIC | 30.588 | 71.4 | 30.100 | 71.8 | 1.6 |
| EXPORT | 12.232 | 28.6 | 11.824 | 28.2 | 3.5 |
| TOTAL | 42.820 | 100.0 | 41.924 | 100.0 | 2.1 |

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAER: 2004

DIRECTOR REPORT (1)
ANNEX 1

CONSOLIDATED
**Final Printing**

---

DURING THE FOURTH QUARTER, TOTAL BEER VOLUME INCREASED 1.6% COMPARED TO THE SAME PERIOD OF LAST YEAR. THIS FIGURE RESULTED FROM THE COMBINATION OF THE 5.7% GROWTH IN THE DOMESTIC VOLUME AND THE DECLINE OF 9.7% IN EXPORTS. NET SALES AMOUNTED TO 10,994 MILLION PESOS DURING THE QUARTER, WHICH REPRESENTS AN INCREASE OF 0.6% VERSUS THE SAME PERIOD OF LAST YEAR.

THE COST OF GOODS SOLD DECLINED 2.4% DURING THE QUARTER AS A RESULT OF THE SHIFT IN MIX AND THE EFFICIENT PRODUCTION ALLOCATION IN THE BREWERIES. THE COST REDUCTION ALLOWED THE GROSS PROFIT TO INCREASE 3.0%, REACHING 6,292 MILLION PESOS, WHICH REPRESENTED 57.2% OVER NET SALES.

THE RESTRUCTURE CARRIED OUT IN DISTRIBUTION AND LOGISTICS HAS TURNED OUT IN A LOWER NUMBER OF BUSINESS UNITS THAT COMPRISE THE DISTRIBUTION NETWORK AND IN A GREATER USE OF THE TRANSPORTATION UNITS WHICH DAY BY DAY VISIT THE POINTS OF SALE. THE SG&A EXPENSES WERE DOWN 6.7% DURING THE QUARTER, MAINLY REFLECTING A BETTER INFRASTRUCTURE USE OF REAL ESTATE AND VEHICLES, AS WELL AS A BETTER ALIGNMENT OF DISTRIBUTION ROUTES. THE OPERATING PROFIT TOTALED 3,130 MILLION PESOS, FIGURE 15.2% HIGHER THAN THAT REACHED IN THE 4Q03. THE OPERATING MARGIN REGISTERED A SOLID EXPANSION OF 360 BASIS POINTS, REACHING 28.5%.

THE NET MAJORITY INCOME REACHED 1,680 MILLION PESOS, GROWING 43.5% VERSUS LAST YEAR.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

| MARKET | 4TH QUARTER | % | 4TH QUARTER | % | VAR |
|---|---|---|---|---|---|
| DOMESTIC | 8.278 | 76.2 | 7.828 | 73.2 | 5.7 |
| EXPORT | 2.584 | 23.8 | 2.860 | 26.8 | -9.7 |
| TOTAL | 10.832 | 100.00 | 10.688 | 100.0 | 1.6 |

# GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

# AS OF DECEMBER 31, 2004 AND 2003

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

## 1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

| Brewers: | Percentage of shareholding |
|---|---|
| Cervecería Modelo, S. A. de C. V. | 100 |
| Compañía Cervecera de Zacatecas, S. A. de C. V. | 100 |
| Compañía Cervecera del Trópico, S. A. de C. V. | 100 |
| Cervecería Modelo de Guadalajara, S. A. de C. V. | 100 |
| Cervecería Modelo del Noroeste, S. A. de C. V. | 100 |
| Cervecería Modelo de Torreón, S. A. de C. V. | 100 |
| Cervecería del Pacífico, S. A. de C. V. | 100 |
| **Transformation of barley to malt:** | |
| Cebadas y Maltas, S. A. de C. V. | 100 |
| Extractos y Maltas, S. A. | 98 |
| **Machinery manufacturers:** | |

| | |
|---|---|
| Inamex de Cerveza y Malta, S. A. de C. V. | 100 |
| Manufacturer of beer cans and crowns: | |
| Envases y Tapas Modelo, S. A. de C. V. | 100 |

| Agencies distributing beer and other products: | Percentage of shareholding |
|---|---|
| Las Cervezas Modelo en Pacífico, S.A. de C.V. | 100 |
| Las Cervezas Modelo del Noroeste, S.A. de C.V. | 100 |
| Las Cervezas Modelo en Morelos, S.A. de C.V. | 100 |
| Cerveza Corona de Guadalajara, S.A. de C.V. | 100 |
| Las Cervezas Modelo del Sureste, S.A. de C.V. | 100 |
| Las Cervezas Modelo en San Luis Potosí, S.A. de C.V. | 100 |
| Cervezas Modelo de La Laguna, S.A. de C.V. | 100 |
| Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V. | 100 |
| Las Cervezas Modelo del Altiplano, S.A. de C.V. | 100 |
| Las Cervezas Modelo en Baja California, S.A. de C.V. | 100 |
| Las Cervezas Modelo en Guerrero, S.A. de C.V. | 100 |
| Mercantil Michoacana, S.A. de C.V. | 100 |
| Las Cervezas Modelo en Sonora, S.A. de C.V. | 100 |
| Las Cervezas Modelo del Centro, S.A. de C.V. | 100 |
| Las Cervezas Modelo del Occidente, S.A. de C.V. | 100 |
| Las Cervezas Modelo en Nuevo León, S.A. de C.V. | 100 |
| Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V. | 100 |
| Promotora Comercial del Bajío, S.A. de C.V. | 100 |
| Distribuidora Modelo de Toluca, S.A. de C.V | 100 |
| La Corona en San Cristóbal S.A. de C.V. | 100 |
| Las Cervezas Modelo en Campeche S.A. de C.V. | 100 |
| Las Cervezas Modelo del Estado de México S.A. de C.V. | 100 |
| Company controlling distributors of beer and other products abroad: | |
| Procermex, Inc. | 100 |

The Group is in the process of merging its distribution agencies in order to improve its operations.





2. <u>ACCOUNTING POLICIES</u>:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10 and the amendments there-off, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes there-off are stated consistently in Mexican pesos at the purchasing power of December 31, 2004, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $11.00 ($11.17 in 2003) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value,

which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income (see Note 14).

g) Inventories - These items were initially recorded at acquisition cost using the last-in, first-out method, subsecuently they are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

h) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

i) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which, manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

m) Goodwill and unamortized expenses – Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and

permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

o) Long-lived assets - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value its assets.

p) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at end of the period are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans were determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

r) Severance pay - These payments are charged to the income statement in the year in which they are made.

s) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary

differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for deferred employees' profit sharing there are no temporary differences between accounting result and tax base applicable in employees' profit sharing, determination which could give rise to a significant deferred asset or liability. However, fiscal dispositions that will be effective on January, 2005, have motivated that the Group records a deferred employees' profit sharing liability for $291,376, against income statement of the year (See Note 10f).

t) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated at 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) Earnings per share - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

y) Some Balance sheet items of the year 2003, has been reclassified in order to be properly presented and comparable with 2004 figures. Items that were reclassified are:

- Long term accounts and notes receivable were increased by $813,328 decreasing prepaid expenses.

- Property, plant and equipment were increased by $239,419, decreasing goodwill and unamortized expenses.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

| Item | 2004 | 2003 |
|---|---|---|
| Trade accounts receivable | $2,703,296 | $2,546,909 |
| Sundry debtors | 243,507 | 97,289 |
| Sellers | 51,377 | 67,658 |
| | 2,998,180 | 2,711,856 |
| Less - Allowance for doubtful accounts | (358,486) | (310,910) |
| | 2,639,694 | 2,400,946 |
| Recoverable taxes | 280,771 | 131,867 |
| Non-consolidated related companies (see Note 11) | 33,996 | 28,487 |
| Officers and employees | 32,416 | 29,089 |
| | 2,986,877 | 2,590,389 |
| Less - Short-term accounts and notes receivable | (1,929,355) | (1,625,000) |
| Long- Term accounts and notes receivable | $1,057,522 | $ 965,389 |

4. INVENTORIES:

The balance of this account is made up as follows:

| Item | 2004 | 2003 |
|---|---|---|
| Containers and packaging | $1,743,142 | $1,888,352 |

| | | |
|---|---|---|
| Raw materials | 1,677,874 | 1,215,415 |
| Finished goods and work in process | 1,044,088 | 975,425 |
| Spare parts and accessories | 615,619 | 591,218 |
| Merchandise in transit and advances to suppliers | 494,069 | 479,955 |
| Advertising articles | 103,141 | 115,311 |
| | 5,677,933 | 5,265,676 |
| Less- Allowance for slow-moving inventories | (163,813) | (196,949) |
| | $5,514,120 | $5,068,727 |

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

| Companies | Percentage of shares composing the capital stock | 2004 | 2003 |
|---|---|---|---|
| Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies) | 41 | $2,415,397 | $2,503,961 |
| Gondi, S. A. de C. V. | 7 | 190,239 | 200,113 |
| Foreign investments (1) | 40-81 | 127,407 | 121,356 |
| Extractos y Maltas, S. A. (2) | 26 in 2003 | | 112,478 |
| | | 2,733,043 | 2,937,908 |
| Others | | 43,469 | 49,666 |
| | | 2,776,512 | 2,987,574 |
| Less - Allowance for decline in book value | | (67,502) | (75,778) |
| | | $2,709,010 | $2,911,796 |

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other

companies comprising the Group. The investment in this subsidiary represents less than 0.02% (0.03% in 2003) of consolidated assets.

(2) On October 2004, the Group acquired 72% of Extractos y Maltas, S. A. voting right shares. Due to this, since November of the same year, figures of that subsidiary have been incorporated to the consolidation process.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $343,607 ($359,777 in 2003) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

| | 2004 | | | 2003 |
|---|---|---|---|---|
| Item | Net historical cost | Net restatement | Net total value | Net total value |
| Land | $ 1,231,046 | $ 3,077,850 | $ 4,308,896 | $ 4,214,132 |
| Machinery and equipment | 10,714,899 | 7,072,370 | 17,787,269 | 15,595,421 |
| Transportation equipment | 1,848,645 | 505,392 | 2,354,037 | 2,516,166 |
| Buildings and other structures | 4,879,988 | 6,224,579 | 11,104,567 | 10,357,493 |
| Computer equipment | 317,483 | 23,179 | 340,662 | 273,570 |
| Furniture and other equipment | 408,658 | 122,111 | 530,769 | 511,581 |
| Antipollution equipment | 426,150 | 252,860 | 679,010 | 700,798 |
| Construction in progress and advances to suppliers | 5,309,922 | 376,831 | 5,686,753 | 6,187,768 |
| | $25,136,791 | $17,655,172 | $42,791,963 | $40,356,929 |

Depreciation for the year amounted to $2,054,125 ($1,953,841 in 2003).

b) The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $5,938,000 ($4,944,843 in 2003), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2005 and 2006.

## 7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

| Description | 2004 | 2003 |
|---|---|---|
| Obligations for current benefits | $4,658,260 | $4,568,509 |
| Additional amount for projected benefits | 396,175 | 383,135 |
| Obligations for projected benefits | 5,054,435 | 4,951,644 |
| Plan assets (trust fund) | (3,827,831) | (3,509,170) |
| | 1,226,604 | 1,442,474 |
| Items to be amortized over a period of 16 to 22 years: | | |
| For adjustments to variances | (1,555,467) | (1,605,159) |
| For past services | (500,099) | (527,577) |
| Projected net assets | (828,962) | (690,262) |
| Additional liability made of: | | |
| Intangible assets | 480,303 | 538,044 |
| Adjustment to capital | 979,521 | 1,041,366 |
| Accrued liability | $ 630,862 | $ 889,148 |

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $458,495 ($379,978 in 2003). During the period payments made by the trusts to beneficiaries amounted to $198,874 ($153,304 in 2003).

- The net cost for the period amounted to $353,302 ($293,694 in 2003), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, there is a term expiring December 31, 2006 in which to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $267,171 ($150,120 in 2003); $201,273 of this amount was presented in other income net, corresponding to the Group restructuring severances.

c) Groups' Management recorded a reserve of $185,759 in order to support expenses from its restructuring group plan, which is estimated to be carried out by late April, 2005. It mainly involves mergers among Agencies. Expenses derived from this plan will be charged through out 2005.

d) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation nor the consolidated results of its operations.

e) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of 164 millions of U.S. dollars (106.020 millions of U.S. dollars in 2003) approxemately.

f) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

8. <u>COMMON STOCK</u>:

a) As of December 31, 2004 and 2003, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

| Description | Amount |
|---|---|
| Fixed capital: | |
| Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value) | $ 785,996 |
| Variable capital: | |
| Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value) | 1,085,855 |
| Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value) | 967,801 |
| | 2,839,652 |
| Effect of restatement | 11,840,332 |
| | $14,679,984 |

b) Composition of updating of some shareholder's equity accounts:

| ITEM | NET HISTORICAL COST | NET RESTATEMENT | NET RESTATEMENT |
|---|---|---|---|
| CAPITAL | 2,839,652 | 11,840,332 | 14,679,984 |
| SHARE PREMIUM | 193,388 | 784,265 | 977,653 |
| ACCUMULATED PROFITS: | | | |
| LEGAL RESERVE | 1,306,623 | 519,536 | 1,826,159 |
| RESERVE FOR ACQUISITON OF OWN SHARES | 150,000 | 467,520 | 617,520 |
| TO BE APPLIED | 18,779,717 | 9,987,187 | 28,766,904 |
| PROFIT FOR THE PERIOD | 6,024,869 | 158,039 | 6,182,905 |
| TOTAL | $ 29,294,249 | $ 23,756,879 | $ 53,051,128 |

## 9. COMPREHENSIVE INCOME:

Grupo's comprehensive income for the year is made up as follows:

| Description | 2004 | 2003 |
|---|---|---|
| Profit for the year | $8,106,450 | $6,663,710 |
| Adjustment to capital for labor obligations upon retirement | 18,061 | (287,863) |
| Result from holding non-monetary assets | 25,020 | (154,500) |
| Comprehensive income | $8,149,531 | $6,221,347 |

## 10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

| Item: | 2004 | 2003 |
|---|---|---|
| Income tax incurred | $4,333,493 | $4,347,444 |
| Asset tax | 35,888 | 22,388 |
| Deferred income tax | (434,567) | 107,519 |
| | $3,934,814 | $4,477,351 |

b) As a result of the ammendments to the Income Tax Law made in 2001 and in effect since January 1, 2002, the income tax rate has been reduced annually since 2003 so that it will reach the nominal rate of 32% in 2005. Subsequently, on January 1, 2005, new amendments were made to Income Tax Law regarding the annual reduction of the tax rate until it reaches the nominal rate of 28%, in 2007. The income tax caused in the period was determined applying the rate from 33% to the fiscal result, (34% in 2003). The rate used to calculate deferred income tax was 28% (32% in 2003). This change in rate resulted in a liability reduction of $969,988, that increased stockholders' equity.

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

| Item: | 2004 | 2003 |
|---|---|---|

| | | |
|---|---|---|
| Fixed assets and other assets | $5,408,775 | $5,746,035 |
| Inventories | 1,437,765 | 1,385,092 |
| Labor obligations upon retirement | 249,428 | 220,902 |
| Others | 478,166 | (214,329) |
| Subtotal | 7,574,134 | 7,137,700 |
| Tax credits corresponding to: | | |
| Asset tax recoverable | (92,993) | (104,099) |
| Tax losses | (8,533) | (20,402) |
| Total deferred tax liability | 7,472,608 | 7,013,199 |
| Deferred employees' profit sharing | 291,376 | |
| Total deferred tax and employees' sharing | $7,763,984 | $7,013,199 |

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $26,809 ($47,768 in 2003), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $11,573 ($11,176 in 2003), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employee's profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them to follow the first-in, first-out method, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold. For this reason, the Group has recorded a deferred employees' profit sharing liability against income of the year for $291,376.

Employee's profit sharing provision as of December 31, is made up as follows:

| Item | 2004 | 2003 |
|---|---|---|

| | | |
|---|---|---|
| Current employees' profit sharing | $1,202,390 | $1,037,379 |
| Deferred employees' profit sharing | 291,376 | |
| | $1,493,766 | $1,037,379 |

g) At the date of the consolidated financial statements, there is asset tax in the amount of $211,088, ($191,257 in 2003) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4 by $92,993 ($104,099 in 2003).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $35,888 ($22,388 in 2003).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding in subsidiaries is determined by multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Controlled companies' unamortized prior years' tax losses included in the determination of the consolidated tax result before the year 1998, and which are to be amortized against tax profits generated in the year, are considered at the shareholding percentage. Fiscal disposition in effect January 1st, 2005, stablish that the tax result of each controlled company will be multiply by percentage of direct or indirect shareholding

- Until 2004 the consolidated tax result of, must be, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 33% income tax in 2004 on the result of multiplying the dividend paid by the factor of 1.4925; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. This procedure remained in effect up to 2001, and the tax deferral from CUFINRE will not be applied until dividends are paid in future years.

- In this period dividends in the amount of $2,771,475 ($1,759,852 in 2003) at historical value has been decreed. The amount of $2,496,777 comes from the CUFINRE and caused income tax for distribution of reinvested earinings in the amount of $191,939 ($134,913 in 2003), figure that was reserved in prior years, and the amount of $274,698 was distributed from CUFIN.
- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

| Item | 2004 | 2003 |
|---|---|---|
| CUFIN | $ 18,993,626 | $ 15,471,264 |
| CUFINRE | $ | $ 2,445,520 |

j) In the event of a capital reduction, the excess of stockholders' equity the tax contribution account of capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

k) During the period, minority interest was purchased in some subsidiaries, this purchase represents 4.4% of its total. Contributions related to changes in prior years retained earnings, representing 3.4% Net of deferred tax included in the others item under Note 10c., were also received from minority stockholders'.

## 11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

| Description | 2004 | 2003 |
|---|---|---|
| Purchases of: | | |
| Containers and packaging | $4,515,445 | $4,581,169 |
| Raw materials | 354,692 | 362,918 |
| Machinery | 169,519 | 150,266 |
| | $5,039,656 | $5,094,353 |
| Sales of: | | |
| Recyclable materials | $ 141,328 | $ 139,766 |
| Machinery and maintenance services | 4,299 | 9,023 |
| Freights and services charges | 117 | 4,168 |
| | $ 145,744 | $ 152,957 |

## 12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

| Description | 2004 | 2003 |
|---|---|---|
| Assets | 117,534 | 104,919 |
| Liabilities | 37,053 | 25,119 |

b) These currencies are valued at the following exchange rates:

| | Assets | Liabilities |
|---|---|---|

| | | |
|---|---|---|
| At the market exchange rate of $11.00 pesos for assets and $11.16 pesos for liabilities per U.S. dollar | $1,292,874 | $413,511 |

c) At the date of the consolidated financial statements, there were inventories amounting to 59,071 thousand U.S. dollars (46,432 thousand U.S. dollars in 2003), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

| Description | 2004 | 2003 |
|---|---|---|
| Exportation of finished goods | 1,135,841 | 974,753 |
| Collection of royalties | 132,442 | 127,960 |
| Exportation of packaging and other materials | 18,534 | 12,997 |
| | 1,286,817 | 1,115,710 |
| Purchase of inventories | 134,270 | 127,009 |
| Freight, advertising, taxes and duties, and other items | 185,067 | 165,665 |
| Purchase of machinery and payment of other services | 119,556 | 74,216 |
| Purchase of spare parts | 20,802 | 20,921 |
| | 459,695 | 387,811 |
| Net | 827,122 | 727,899 |

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

| 2004 | Income | Consolidated Net profit | Identifiable assets |
|---|---|---|---|
| Domestic | $ 32,101,713 | $5,788,005 | $72,525,470 |
| Exports | 12,712,090 | 2,318,445 | 940,225 (1) |
| | $ 44,813,803 | $8,106,450 | $73,465,695 |

2003

| | | | |
|---|---|---|---|
| Domestic | $ 31,190,776 | $4,857,845 | $66,524,764 |
| Exports | 11,363,645 | 1,805,865 | 854,723 |
| | $ 42,554,421 | $6,663,710 | $67,379,487 |

(1) This amount solely includes assets related with beer distribution abroad.

14. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

b) Under Statement C-2 "Financial Instruments", the Group has carried out some derivative financial instrument transactions, wich has been set as hedge due to they mitigate the exposure to volatility in price of consumables.

15. NEW ACCOUNTING PRONOUNCEMENTS:

The following accounting standards, which were issued by the IMCP, went into effect on January 1, 2005. Management considers that the adoption of these standards will not have a sigunifcant effect on the financial information:

a) Statement B-7, "Acquisitions of Businesses", which establish, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject instead to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under commun control.

b) Amendments to Statement C-2, "Financial Instruments", went into effect on January 1, 2005. Its provisions require that the effects of valuing investments available for sale be recorded in

stockholders equity and not income for the year, and include rules for determining the effects of impairment of financial instruments.

c) Statement C-10 "Derivative Financial Instruments and Coverage Operations", went into effect on January 2005. This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subisidiaries located abroad be evaluated and the effective portion of the gains of losses on hedging instruments be recognized within comprehensive income.

d) The amendments to Statement D-3, Labor Obligations, went into effect on January 1, 2005. Thesse amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than restructuring.

------

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERS (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | PRESENT VALUE (3) |
| SUBSIDIARIES | | | | | |
| DIBLO, S.A. DE C.V. | | 243,229,213 | 76.75 | 2,912,876 | 46,142,489 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **2,912,876** | **46,142,489** |
| ASSOCIATEDS | | | | | |
| 1 DIRECCION DE FABRICAS, S.A. DE C.V. | HOLDING | 165,000,000 | 41.05 | 65,824 | 2,415,397 |
| 2 GONDI, S.A. DE C.V. | HOLDING | 202,489,721 | 7.16 | 195 | 190,239 |
| 3 SEEGER INDUSTRIAL, S.A. DE C.V. | MACHINERY MANUFACTURES | 248,000 | 81.30 | 9,274 | 57,299 |
| 4 RESERVE FOR IMPAIRMENT | | 1 | 0 | 0 | (67,502) |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **75,293** | **2,595,433** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **113,577** |
| **TOTAL** | | | | | **48,851,499** |

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

STOCK EXCHANGE CODE: **GMODELO**
**GRUPO MODELO, S.A DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSAND OF PESOS)

QUARTER: **4** YEAR: **2004**

CONSOLIDATION
FINAL PRINTING

| CREDIT TYPE / INSTITUTION | AMORTIZATION DATE | RATE OF INTEREST | DENOMINATED IN PESOS | | AMORTIZATION OF CREDITS IN FOREING CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREING CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SUPPLIERS | | | UNTIL 1 YEAR | MORE THAT 1 YEAR | ACTUAL YEAR | UNTIL 1 YEAR | UNTIL 2 YEARS | UNTIL 3 YEARS | UNTIL 4 YEARS | UNTIL 5 YEARS OR MORE | ACTUAL YEAR | UNTIL 1 YEAR | UNTIL 2 YEARS | UNTIL 3 YEARS | UNTIL 4 YEARS | UNTIL 5 YEAR |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| BOTLES | | | 267,685 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PACKING | | | 105,698 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,138 | 0 | 0 | 0 | 0 |
| CAN | | | 24,536 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| FUEL | | | 60,102 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 78 | 0 | 0 | 0 | 0 |
| ADVERTISING | | | 36,031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,526 | 0 | 0 | 0 | 0 |
| SPARE PARTSD | | | 34,976 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 16,715 | 0 | 0 | 0 | 0 |
| LABELS | | | 3,125 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| FREIGHT | | | 4,743 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,957 | 0 | 0 | 0 | 0 |
| ELECTRICITY | | | 7,250 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WATER AND ICE | | | 11,938 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER RAW MATERIALS | | | 21,993 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 133,782 | 0 | 0 | 0 | 0 |
| MACHINERY AND EQUIPMENT | | | 5,184 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 32,852 | 0 | 0 | 0 | 0 |
| SERVICES | | | 13,756 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,460 | 0 | 0 | 0 | 0 |
| PALLET | | | 3,585 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| FEES | | | 5,310 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,254 | 0 | 0 | 0 | 0 |
| MAINTENANCE | | | 7,965 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 823 | 0 | 0 | 0 | 0 |
| COMPUTER EQUIPMENT | | | 2,330 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 32,652 | 0 | 0 | 0 | 0 |
| ELECTRIC EQUIPMENT | | | 415 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MAIL AND PHONE | | | 271 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SOFT DRINKS | | | 8,236 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CORN | | | 18,776 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CUSTOM EXPENSES | | | 10 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,240 | 0 | 0 | 0 | 0 |
| PROMOTIONAL ITEMS | | | 4,988 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,014 | 0 | 0 | 0 | 0 |
| RICE | | | 1,027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSTRUCTION LIABILITIES | | | 7,943 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOLL | | | 270 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| STATIONERY | | | 814 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CHEMICAL PRODUCTS | | | 3,651 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CLEANING MATERIALS | | | 65 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| PLANE TICKETS | | | 54 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INSURANCE | | | 54 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WINE AND LICORS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| GROSERIES | | | 907 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| REFRIGERATION EQUIPMENT | | | 1,473 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHERS | | | 301,081 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9,044 | 0 | 0 | 0 | 0 |
| BEER | | | 149 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 42,570 | 0 | 0 | 0 | 0 |
| MALT | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,652 | 0 | 0 | 0 | 0 |
| LEASING | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,498 | 0 | 0 | 0 | 0 |
| BARLEY | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 23,060 | 0 | 0 | 0 | 0 |
| HOPS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,784 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | 966,391 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 337,299 | 0 | 0 | 0 | 0 |
| OTHER LIABILITIES | | | 1,659,842 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 76,287 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 1,659,842 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 76,287 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| | | | 2,626,233 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 413,586 | 0 | 0 | 0 | 0 |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 4 YEAR 2004

**STOCK EXCHANGE CODE GMODELO**
**GRUPO MODELO, S.A DE C.V.**

**MONETARY POSITION IN FOREIGN EXCHANGE**
(Thousands of Pesos)
ANNEX 6

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | |
| **TOTAL ASSETS** | 117,534 | 1,292,877 | 0 | 0 | 1,292,877 |
| **LIABILITIES POSITION** | 35,143 | 392,097 | 1,910 | 21,489 | 413,586 |
| **NET BALANCE** | 82,391 | 900,780 | -1,910 | -21,489 | 879,291 |

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11. PESOS FOR ASSETS AND $ 11.16 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS TO EUROS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR: 2004

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
( Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | ( ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 16,926,466 | 4,299,505 | (12,626,961) | 0.01 | (78,479) |
| FEBRUARY | 16,587,595 | 3,873,270 | (12,714,325) | 0.01 | (76,054) |
| MARCH | 17,282,862 | 4,112,225 | (13,170,637) | 0.00 | (44,630) |
| APRIL | 18,200,894 | 4,471,869 | (13,729,025) | 0.00 | (20,719) |
| MAY | 15,887,173 | 4,879,575 | (11,007,598) | 0.00 | 27,611 |
| JUNE | 15,906,640 | 4,396,878 | (11,509,762) | 0.00 | (18,447) |
| JULY | 17,378,631 | 4,384,268 | (12,994,363) | 0.00 | (34,058) |
| AUGUST | 19,865,928 | 4,758,070 | (15,107,858) | 0.01 | (93,262) |
| SEPTEMBER | 20,087,328 | 4,811,851 | (15,275,477) | 0.01 | (126,303) |
| OCTOBER | 19,912,932 | 4,206,934 | (15,705,998) | 0.01 | (108,776) |
| NOVEMBER | 20,453,207 | 4,420,007 | (16,033,200) | 0.01 | (136,768) |
| DECEMBER | 23,459,124 | 4,555,456 | (18,903,668) | 0.00 | (39,047) |
| ACTUALIZATION: | 0 | 0 | | 0 | (16,534) |
| CAPITALIZATION: | 0 | 0 | | 0 | 0 |
| FOREIGEN CORP.: | 0 | 0 | | 0 | 0 |
| OTHER | 0 | 0 | | 0 | 0 |
| TOTAL | | | | | (765,466) |

NOTES

QUARTER 4 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
| --- |
| ============= NOT APPLY =============== |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
| --- |
| ============= NOT APPLY =============== |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
| --- |

# MEXICAN STOCK EXCHANGE

SIFIC / ICS

QUARTER 4 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| CERVECERIA MODELO, S.A. DE C.V. | BREWERY | 11,100 | 93 |
| CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V. | BREWERY | 5,050 | 98 |
| CIA CERVECERA DEL TROPICO, S.A. DE C.V. | BREWERY | 8,000 | 100 |
| CERVECERIA DEL PACIFICO, S.A. DE C.V. | BREWERY | 2,000 | 85 |
| CERVECERIA MODELO DE TORREON, S.A. DE C.V. | BREWERY | 2,850 | 100 |
| CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V. | BREWERY | 3,000 | 98 |
| CIA CERVECERA DE ZACATECAS, S.A. DE C.V. | BREWERY | 20,000 | 61 |
| CEBADAS Y MALTAS, S.A. DE C.V. | TRANSFORMATION OF BARLEY INTO MALT | 150 | 100 |
| EXTRACTOS Y MALTAS, S.A. | TRANSFORMATION OF BARLEY INTO MALT | 90 | 87 |

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

CLAVE DE COTIZACION: **GMODELO** QUARTER: **4** YEAR: **2004**
**GRUPO MODELO, S.A. DE C.V.**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| MALT | CEBADAS Y MALTAS, S.A. DE C.V | MALT | CARGILL MALT | SI | |
| MALT | EXTRACTOS Y MALTAS, S.A. DE C | MALT | PRAIRIE MALT LIMITED | SI | |
| | | MALT | INTERNATIONAL MALTING CO. | SI | 7.14 |
| CORN | ARANCIA COC, S.A. DE C.V. | | | | 3.93 |
| RICE | IPACPA, S.A. DE C.V. | | | | 0.50 |
| | | HOPS | JOHN I. HAAS INC.<br>S.S. STEINER INC. | NO | 0.87 |

**OBSERVACIONES**

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 4 YEAR 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | 42,968 | 16,470,108 | 30,588 | 27,734,202 | | NEGRA MODELO | |
| | | 0 | 0 | | | CORONA | |
| | | 0 | 0 | | | MODELO ESPECIAL | |
| | | 0 | 0 | | | VICTORIA | CONSUMER |
| | | 0 | 0 | | | PACIFICO | |
| | | 0 | 0 | | | ESTRELLA | |
| | | 0 | 0 | | | MODELO LIGHT | |
| | | 0 | 0 | | | LEON | |
| | | 0 | 0 | | | MONTEJO | |
| OTHER INCOME | | 0 | 0 | 4,367,511 | | | |
| TOTAL | | 16,470,108 | | 32,101,713 | | | |

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 4 YEAR 2004

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS


CONSOLIDATED
Final Printing

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| BEER | | 0 | 12,232 | 12,712,090 | U.S.A. | CORONA | CONSUMER |
| | | 0 | 0 | | CANADA | MODELO ESPECIAL | |
| | | 0 | 0 | | EUROPA | NEGRA MODELO | |
| | | 0 | 0 | | ASIA | CORONA LIGHT | |
| | | 0 | 0 | | LATINOAMERICA | PACIFICO | |
| TOTAL | | | | 12,712,090 | | | |

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 42,968 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 4 YEAR: 2004

**GRUPO MODELO, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION MEXI | CAN SUSCRIPTI | ON FIXED | VARIABLE | |
| A | | 13 | 1,459,389,728 | | 1,459,389,728 | | 785,996 | |
| B | | 13 | | 1,142,017,984 | | 1,142,017,984 | | 1,085,855 |
| C | | 13 | | 650,351,920 | | 650,351,920 | | 967,801 |
| **TOTAL** | | | **1,459,389,728** | **1,792,369,904** | **1,459,389,728** | **1,792,369,904** | **785,996** | **2,053,656** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :**
3,251,759,632

**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V.    QUARTER: 4    YEAR: 2004

**Information on Projects**
(Project, Amount Spent and Percentaje of Completion)

**ANNEX 13**

**CONSOLIDATED**
**Final Printing**

THE AMOUNT OF PS. 5,686,753 (5,947,411 IN 2003) OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 5,938,000 ( 4,944,843 IN 2003 ) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING OF 2005 AND 2006.

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

**Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations**
(Information related to Bulletin B-15)

**ANNEX 14**

**CONSOLIDATED**
**Final Printing**

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.00 (11.17 IN 2003) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

| DESCRIPTION | 2004 | 2003 |
|---|---|---|
| ASSETS | 74,818 | 60,119 |
| LIABILITIES | 28,159 | 22,752 |
| NET ASSETS | 46,659 | 37,367 |

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GMODELO**
**GRUPO MODELO, S.A. DE C.V.**

QUARTER: **4** YEAR: **2004**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 31 DECEMBER 2004 AND 2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**C.P. EMILIO FULLAONDO BOTELLA**
**SUBDIRECTOR DE FINANZAS**

**C.P. NARCISO GALVEZ PEÑA**
**CONTRALOR GENERAL CORPORATIVO**

**MEXICO, D.F. AT FEBRUARY 24**
**, 2005**

**STOCK EXCHANGE CODE: GMODELO** **DATE: 24/02/2005**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINISTRATION MEMBER**

---

CHAIRMAN

ANTONINO FERNANDEZ RODRIGUEZ

---

**DIRECTORS**

MA. ASUNCION ARAMBURUZABALA LARREGUI
MARK BOBAK
AUGUST A. BUSCH III
EMILIO CARRILLO GAMBOA
VALENTIN DIEZ MORODO
ANTONINO FERNANDEZ RODRIGUEZ
CARLOS FERNANDEZ GONZALEZ
LUIS JAVIER GONZALEZ CIMADEVILLA
PABLO GONZALEZ DIEZ
THOMAS HEATEHR R.
ROBERTO HERNANDEZ RAMIREZ
JAMES R. JONES
ROGELIO RAMIREZ DE LA O.
ANNE RICHARDS
JUAN SANCHEZ NAVARRO Y PEON
THOMAS W. SANTEL
JAIME SERRA PUCHE
PEDRO SOARES
ALEJANDRO STRAUCH

---

**ALTERNATE DIRECTORS**

LUIS MIGUEL ALVAREZ PEREZ
MARIO ALVAREZ YATES
LUCRECIA ARAMBURUZABALA LARREGUI DE F.
RANDOLPH BAKER
STEPHEN K. LAMBRIGHT
JOHN PURNELL
LUIS MANUEL SANCHEZ CARLOS
JOAQUIN SORDO BARBA
LUIS GERARDO SORDO SORDO
PATRICK STOKES
AUGUST A. BUSCH IV
ALFONSO CERVANTES RIBA
JUAN CINTRON PATTERSON
FERNANDO DEL CASTILLO ELORSA
JOHN F. KELLY
LAURENTINO GARCIA GONZALEZ
CESAREO GONZALEZ DIEZ
STEPHEN J. BURROWS
WILLIAM J. KIMMINS

---

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**STOCK EXCHANGE CODE:** **GMODELO** **DATE: 24/02/2005**
**GRUPO MODELO, S.A. DE C.V.**

**ADMINISTRATION MEMBER**

---

**STATUTORY EXAMINERS**

MIGUEL ORTIZ AGUILAR
ALBERTO TIBURCIO CELORIO

---

**ALTERNATE STATUTORY EXAMINERS**

AGUSTIN AGUILAR LAURENTS
RAFAEL MAYA UROSA

---

**SECRETARY**

JORGE SIEGRIST PRADO

---

**ALTERNATE SECRETARY**

JUAN SANCHEZ-NAVARRO REDO

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: **GMODELO** DATE: 24/02/2005

GENERAL DATA OF THE COMPANY

| | |
|---|---|
| NAME: | GRUPO MODELO, S.A. DE C.V. |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |
| INTERNET ADDRESS : | WWW.gmodelo.com.mx |

FISCAL DATA OF THE COMPANY

| | |
|---|---|
| REGISTRATION NUMBER: | GMO911121340 |
| FISCAL ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F.. |

RESPONSIBLE OF PAYMENTS

| | |
|---|---|
| NAME: | ERNESTO ALCALDE Y RODRIGUEZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | ealcalde@gmodelo.com.mx |

PRINCIPAL OFFICERS

POSITION BMV: CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION: CHAIRMAN OF THE BOARD
NAME: ANTONINO FERNANDEZ RODRIGUEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-67-18
E-MAIL: ir@gmodelo.com.mx

---

POSITION BMV: CHIEF EXECUTIVE OFFICER
POSITION: CHIEF EXECUTIVE OFFICER
NAME: CARLOS FERNÁNDEZ GONZALEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-67-18
E-MAIL: cfernandez@gmodelo.com.mx

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POSITION BMV: CHIEF FINANCIAL OFICER
POSITION: CHIEF FINANCIAL OFICER
NAME: ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-15-92
E-MAIL: ealcalde@gmodelo.com.mx

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|---|---|
| POSITION BMV: | RESPONSIBLE FOR SENDING FINANCIAL INFORMATION |
| POSITION: | FINANCIAL ASSISTANT DIRECTOR |
| NAME: | EMILIO FULLAONDO BOTELLA |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | efullaondo@gmodelo.com.mx |

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| | |
|---|---|
| POSITION BMV: | SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION |
| POSITION: | FINANCIAL ASSISTANT DIRECTOR |
| NAME: | EMILIO FULLAONDO BOTELLA |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-59-43 |
| E-MAIL: | efullaondo@gmodelo.com.mx |

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| | |
|---|---|
| POSITION BMV: | GENERAL COUNSEL |
| POSITION: | GENERAL COUNSEL |
| NAME: | JORGE SIEGRIST PRADO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-25-89 |
| E-MAIL: | jsiegrist@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | SECRETARY OF THE BOARD OF DIRECTOR |
| POSITION: | GENERAL COUNSEL |
| NAME: | JORGE SIEGRIST PRADO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-25-89 |
| E-MAIL: | jsiegrist@gmodelo.com.mx |

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| | |
|---|---|
| POSITION BMV: | ALTERNATE SECRETARY |
| POSITION: | EXCECUTIVE DIRECTOR |
| NAME: | JUAN SÁNCHEZ-NAVARRO REDO |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-28-61 |
| E-MAIL: | jsanare@gmodelo.com.mx |

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| | |
|---|---|
| POSITION BMV: | RESPONSIBLE OF INFORMATION TO INVESTORS |
| POSITION: | DIRECTOR OF CORPORATED COMUNICATIONS |
| NAME: | JOSE PARES GUTIERREZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8<br>LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |

| | |
|---|---|
| POSITION BMV: | CERTIFIED FOR SENDING INFORMATION BY EMISNET |
| POSITION: | FINANCIAL ASSISTANT DIRECTOR |
| NAME: | EMILIO FULLAONDO BOTELLA |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-15-92 |
| E-MAIL: | efullaondo@gmodelo.com.mx |

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| | |
|---|---|
| POSITION BMV: | CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET |
| POSITION: | DIRECTOR OF CORPORATED COMUNICATIONS |
| NAME: | JOSE PARES GUTIERREZ |
| ADDRESS: | CAMPOS ELISEOS 400 PISO 8 |
| | LOMAS DE CHAPULTEPEC |
| ZIP CODE: | 11000 |
| CITY AND STATE: | MEXICO, D.F. |
| PHONE: | 52-83-36-00 |
| FAX: | 52-80-67-18 |
| E-MAIL: | ir@gmodelo.com.mx |